Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-269514

Wells Fargo & Company

Final Term Sheet

5.083% Fixed-to-Floating Rate Notes Due April 26, 2028

Issuer:	Wells Fargo & Company

Issue:	5.083% Fixed-to-Floating Rate Notes due April 26, 2028 (the “Notes”) issued pursuant to a Prospectus dated February 17, 2023, as supplemented by a Prospectus Supplement dated April 16, 2024 (the “Prospectus Supplement”) and a Canadian Wrapper dated April 16, 2024 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS: AA (low) (Stable) Moody’s: A1 (Stable) S&P: BBB+ (Stable) Fitch: A+ (Stable)

Principal Amount:	C$1,250,000,000.00

Issue Price:	C$100.00

Net Proceeds:	C$1,246,875,000.00

Price Date:	April 16, 2024

Settlement Date:	April 23, 2024 (T+5)

Maturity Date:	April 26, 2028

Day Count Convention:

Fixed Rate Period: Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Floating Rate Period: Actual/365 (Fixed), which is the actual number of days in a quarterly interest period divided by 365.

Fixed Rate Coupon:	5.083%; payable semi-annually in arrears from the settlement date to, but excluding, April 26, 2027 (the “Fixed Rate Period”)

Floating Rate Coupon:	Daily Compounded CORRA (Index) plus 104 basis points, subject to the Minimum Interest Rate and subject to modification as disclosed in the Prospectus Supplement, payable quarterly from, and including, April 26, 2027 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Minimum Interest Rate for Floating Rate Period:	0% per annum

Daily Compounded CORRA (Index):

For an Observation Period, the rate calculated using the below methodology that references the CORRA Compounded Index (as determined by the Issuer or its designee) with the resulting percentage being rounded, if necessary, to the fifth decimal place, with 0.000005% being rounded upwards and -0.000005% being rounded downwards.

where:

“CORRA Compounded Indexstart” is equal to the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the first date of the relevant interest period during the Floating Rate Period;

“CORRA Compounded Indexend” is equal to the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the interest payment date relating to such interest period during the Floating Rate Period (or, in the case of the final interest period during the Floating Rate Period, the stated maturity date or, if the Notes are redeemed during such period, the date of such redemption); and

“d” is the number of calendar days in the relevant Observation Period.

Observation Period:	In respect of each interest period during the Floating Rate Period, the period from, and including, the date two Bank of Canada Business Days preceding the first date in such interest period to, but excluding, the date two Bank of Canada Business Days preceding the interest payment date for such period (or, in the case of the final interest period during the Floating Rate Period, the stated maturity date or, if the Notes are redeemed during such period, the date of such redemption).

Bank of Canada Business Day:	Is a day that Schedule 1 banks under the Bank Act (Canada) are open for business in Toronto, Ontario, Canada, other than a Saturday or a Sunday or a public holiday in Toronto (or such revised regular publication calendar for CORRA, the CORRA Compounded Index or an Applicable CORRA Fallback Rate (as defined in the Prospectus Supplement) as may be adopted by the CORRA Reference Rate Administrator (as defined in the Prospectus Supplement) from time to time).

Issue Spread:	+113 bps over the GoC Curve (CAN 1.25% 1MAR27 & CAN 2.75% 1SEP27) +110.3 bps (includes a curve adjustment of -2.7 bps) over the CAN 1.25% 1MAR27 (priced at $92.665 to yield 3.980%)

Yield to April 26, 2027:	5.083%

Interest Payment Dates During the Fixed Rate Period:	During the Fixed Rate Period, the Notes will bear interest from the settlement date to, but excluding, April 26, 2027 at a fixed annual rate of 5.083%, payable in equal semi-annual instalments on April 26 and October 26 in each year, with the first payment of interest due on October 26, 2024 and the last payment of interest due on April 26, 2027. The first payment of interest shall be a long first coupon in the amount of $32,290,976.03.

Interest Payment Dates During the Floating Rate Period:	During the Floating Rate Period, the Notes will bear interest from, and including April 26, 2027 to, but excluding, maturity at a rate equal to Daily Compounded CORRA (Index) plus 1.04%, subject to the Minimum Interest Rate and subject to modification as disclosed in the Prospectus Supplement, payable on July 26, 2027, October 26, 2027, January 26, 2028 and April 26, 2028.

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities. Holders of the Notes may be fully subordinated to interests held by the U.S. government in the event the Issuer enters into a receivership, insolvency, liquidation or similar proceeding.

Governing Law:	New York

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on April 26, 2027, or (b) in whole at any time or in part from time to time, on or after March 26, 2028 and prior to the Maturity Date, in each case upon at least 15 calendar days’, but not more than 60 calendar days’, prior written notice to holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to but excluding, the redemption date. The Notes are also subject to redemption by the Issuer if changes involving United States taxation occur which could require the Issuer to pay additional amounts as described in the Prospectus Supplement.

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc.

Form of Distribution:

The distribution of the Notes is being made on a private placement basis in reliance on certain statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each province of Canada and, in particular, the Notes will only be sold on a private placement basis to:

(a)   an investor that (i) is an “accredited investor” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or Section 73.3(1) of the Securities Act (Ontario), as applicable) and that is not an individual (other than an individual who is a “permitted client” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations)), (ii) is either (A) purchasing the Notes as principal, (B) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation of a jurisdiction of Canada (other than a trust company or trust corporation registered solely under the laws of the Province of Prince Edward Island) or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be, or (C) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (iii) was not created or used solely to purchase or hold securities as an accredited investor described in paragraph (m) of the definition of “accredited investor” in NI 45-106; or

(b)   an investor that (i) is not resident in or otherwise subject to the securities laws of the Province of Alberta, (ii) is not an individual, (iii) is purchasing Notes as principal with an aggregate acquisition cost of the Notes of not less than C$150,000 paid in cash, and (iv) was not created or used solely to purchase or hold securities in reliance on the “minimum amount investment” exemption provided under Section 2.10 of NI 45-106 and it pre-existed the announcement of the offering of Notes.

Resale Restrictions:	Resale of the Notes will be subject to restrictions under applicable securities laws. Unless permitted under applicable securities laws, holders of the Notes must not trade the Notes before the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. There is currently no market through which the Notes may be sold and there can be no assurance that a secondary market for the Notes will develop or, if such market develops, continue and be liquid. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

Syndicate:

Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., Wells Fargo Securities Canada, Ltd. (Joint Bookrunners)

Desjardins Securities Inc., National Bank Financial Inc. (Co-Managers)

CUSIP / ISIN:	949746TJ0 / CA949746TJ07

Method of Distribution:	Underwritten

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Scotia Capital Inc. at 416-862-7776, BMO Nesbitt Burns Inc. at 416-359-7141, CIBC World Markets Inc. at 416-594-8515, RBC Dominion Securities Inc. at 416-842-6311, TD Securities Inc. at (800) 263-5292 or Wells Fargo Securities Canada, Ltd. at 416-607-2919.